Exhibit 99.2

POET Technologies Inc. (“Company”) FORM OF PROXY (“PROXY”) Annual General and Special Meeting Friday, June 12, 2015 at 9:00 am (Pacific Time) San Hose Marriott Hotel, 301 South Market Street, San Jose, California, USA (“Meeting”) The undersigned hereby appoints Peter Copetti, Co-Executive Chairman and Interim CEO of the Company, or failing him, Ajit Manocha, Co-Executive Chairman (“Management Nominees”), or instead of any of them, the following Appointee as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below. Please print appointee name PLEASE PRINT NAME 1. Election of Directors FOR WITHHOLD FOR WITHHOLD a) Todd A. DeBonis e) Ajit Manocha b) Peter Copetti f) John F. O'Donnell c) Sheldon Inwentash g) Dr. Geoffrey Taylor d) David E. Lazovsky h) Chris Tsiofas 2. Appointment of Auditors FOR WITHHOLD Re-appoint Marcum LLP and authorize the directors to fix their remuneration. 3. Approval of Stock Option Plan FOR AGAINST To pass an ordinary resolution approving the amendments to the Company’s Stock Option Plan and approving the 2015 Plan as amended, with Insiders of the Company abstaining from voting, as set out in the Management Information Circular. 4. Approval of Consolidation of the Company’s Shares FOR AGAINST To consider and, if thought fit, to pass special resolution approving and ratifying the Consolidation of the Company’s common shares on the basis of one new common share for a maximum of three pre-consolidation shares and the accompanying Name Change, as set out in the accompanying Management Information Circular. This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED. Signature of Registered owner(s) Date (MM/DD/YYYY) RECORD DATE: April 27, 2015 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: June 10, 2015 at 9:00 am (Pacific Time) VOTING METHODS INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE (416) 595-9593 MAIL or HAND DELIVERY TMX EQUITY TRANSFER SERVICES INC.* 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1 RESOLUTIONS - MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES - SEE VOTING GUIDELINES ON REVERSE -

Proxy Voting - Guidelines and Conditions Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution overleaf. You should review the Information Circular before voting. POET Technologies Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting materials are available electronically at www.sedar.com and also at http://www.poet-technologies.com/agm. If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-393-4891. In order to receive a paper copy in time to vote before the meeting, your request should be received by June 3, 2015. Yellow_Bar.wmf Yellow_Bar.wmf 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CIRCULAR PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting, such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company. Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements, and MD&As. Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com. I am a security holder of the Company, and as such request the following: If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593. By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf POET TECHNOLOGIES INC. FISCAL YEAR – 2015 Yellow_Bar.wmf 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of the Company. 7. To be valid, this proxy must be filed using one of the Voting Methods and before the Filing Deadline for Proxies, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. Interim Financial Statements with MD&A (Mark this box if you would like to receive the Interim Financial Statements and related MD&A) Annual Financial Statements with MD&A (Mark this box if you would like to receive the Annual Financial Statements and related MD&A) 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. Investor inSite Yellow_Bar.wmf TMX Equity Transfer Services Inc.* offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. E-MAIL (optional) Check this box if you wish to receive the selected financial statements electronically and print your email address below To register, please visit www.tmxequitytransferservices.com/investorinsite Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-393-4891 with any questions. TMXEquityTransferServices.com VANCOUVER CALGARY TORONTO MONTRÉAL *TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.